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RECD S.E.C.
APR 1 5 2005
1086

8 April 2005

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated 18 March, 2005, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu/Michelle Li

PROCESSED
APR 25 2005
THOMSON FINANCIAL

4/25

Encl.

BAKER & McKENZIE
貝克·麥堅時律師事務所

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on March 18, 2005

1. News released on 7 April 2005-CSDC-Profit increase warning-Clarification
2. News released on 8 April 2005: CSCL-Connected Transaction: Purchase of a Vessel and Unusual Volume Movement
3. News released on 8 April 2005: CSDC Notice of 2004 Annual General Meeting-Proposed Amendments to Articles of Association
4. News released on 8 April 2005: Shipping giant upbeat as freight rates soar
5. CSCL Annual Report of 2004

Thursday, April 7, 2005 The Standard



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Profit increase warning
Clarification

Profit increase warning

Pursuant to the Shanghai Stock Exchange Listing Rules, the board (the "**Board**") of directors of China Shipping Development Company Limited (the "**Company**") hereby announces that the net profit of the Company for the three months ended 31 March 2005 (prepared in accordance with PRC accounting standards) is expected to increase by approximately 100 per cent. as compared with the same period in 2004.

Clarification

Reference is made to the announcement (the "**Announcement**") of the results of general meeting issued by the Company on 1 March 2005. The Company would like to clarify the following matters in the Announcement:

1. under the section headed "Results of the EGM", there should be 1,646,000,000 shares (being the total issued share capital of the Company less the total number of shares owned by China Shipping (Group) Company and its associates (as defined in the Listing Rules), entitling the shareholders to attend and vote for or against the ordinary resoutions (i) to (vii) set out in that section; and
2. under the section headed "Biographies of Mr. Mao Shijia and Mr. Yan Mingyi", Mr. Yan Mingyi was as at the date of the Announcement and is currently a non-executive director of China Shipping Container Lines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited ("HKSE").

Profit increase warning

Since the beginning of 2005, both the international and domestic shipping markets have improved in performance steadily. With increased shipping capacity delivered into operation and the rise in freight rates, the Company has maintained a steady and rapid growth in its oil and coal transportation operations.

As a result, based on its preliminary review of the relevant operating results and financial statements of the Company, the Board expects the net profit of the Company for the first quarter of 2005 (i.e. prepared in accordance with PRC accounting standards) to increase by approximately 100 per cent as compared with the same period in 2004. The Company is thus obliged to make this announcement pursuant to certain requirement of the Shanghai Stock Exchange Listing Rules which stipulate that if the net profit of a company listed on the Shanghai Stock Exchange increases or decreases by more than 50 per cent, it would have to make an announcement.

The unaudited results of the Company for the first quarter of 2005 will be disclosed in the first quarterly report of the Company for 2005, currently expected to be published in late April 2005.

This section of the announcement is made in compliance with the requirement under Listing Rule 13.09. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

Clarification

Reference is made to the Announcement. All capitalized terms used below shall have the same meanings as those defined in the Announcement. The Company would like to clarify the following matters in the Announcement:

1. under the section headed "Results of the EGM", there should be 1,646,000,000 shares (being the total issued share capital of the Company less the total number of shares owned by China Shipping (Group) Company and its associates (as defined in the Listing Rules), entitling the shareholders to attend and vote for or against the ordinary resolutions (i) to (vii) set out in that section; and
2. under the section headed "Biographies of Mr. Mao Shijia and Mr. Yan Mingyi", Mr. Yan Mingyi was as at the date of the Announcement and is currently a non-executive director of China Shipping Container Lines Company Limited, a company listed on the Main Board of HKSE.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

6 April 2005

Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Sun Zhitong, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Wang Kunhe and Mr. Yao Zuozhi as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

SOUTH CHINA MORNING POST - 8 APR 2005



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Connected Transaction: Purchase of a Vessel and Unusual Volume Movement

On 7 April 2005, the Company entered into the Sale and Purchase Agreement with CSI and CSGIT, under which the Company has agreed to acquire the Vessel from CSI at a cash consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075). An agency fee of RMB104,275 (equivalent to approximately HK$98,373) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirement applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements.

The directors of the Company have noted the recent increase in the trading volume of the shares of the Company. Save as disclosed below, the directors of the Company wish to state that they are not aware of any reasons for such increase.

1. THE SALE AND PURCHASE AGREEMENT

(a) Date: 7 April 2005

(b) Parties: The Company, as purchaser
CSI, as vendor
CSGIT, as the handling agent of the transaction

(c) The Vessel: The oil tanker manufactured in March 1976, which was modified by CSI in December 2004 into a container vessel M/C Xiang Teng (向騰) with a container capacity of 1270 TEU. Under the relevant PRC notice, after March 2010, the Company will not be permitted to operate the Vessel in the PRC, but can still use it in other countries or sell it to a third party

Asset to be transferred

Under the Sale and Purchase Agreement, the Company has agreed to purchase the Vessel from CSI at a cash consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075). CSGIT, as the handling agent of the transaction, will be responsible for the preparation and filing of the necessary registration documents to effect the transfer of the Vessel to the Company. An agency fee of RMB104,275 (equivalent to approximately HK$98,373) is to be paid in cash by the Company to CSGIT.

The Sale and Purchase Agreement does not contain any condition precedents.

Consideration

Under the Sale and Purchase Agreement, the consideration payable for the Vessel shall be paid in cash by the Company in the following manner:

(i) RMB30,180,600 (equivalent to approximately HK$28,472,264) to CSI within 5 banking days after signing the Sale and Purchase Agreement;

(ii) RMB33,534,000 (equivalent to approximately HK$31,635,849) to CSI within 15 banking days after signing the Sale and Purchase Agreement;

(iii) RMB4,968,000 (equivalent to approximately HK$4,686,792) to CSI within 30 banking days after signing the Sale and Purchase Agreement; and

(iv) RMB2,318,400 (equivalent to approximately HK$2,187,170) to CSI and RMB104,275 (equivalent to approximately HK$98,373) to CSGIT within 5 banking days after delivery of the Vessel to the Company.

The Vessel was originally purchased by CSI on 23 January 2005 from CSDC, a subsidiary of China Shipping. The total cost paid by CSI for the Vessel was RMB71,045,839 (equivalent to approximately HK$67,024,376).

The consideration of RMB71,001,000 (equivalent to approximately HK$66,982,075) payable by the Company for the purchase of the Vessel was determined based on the appraised value of the Vessel as at 28 February 2005, which amounted to RMB70,431,100 (equivalent to approximately HK$66,444,434) as set out in an asset valuation report based on the replacement cost of the Vessel prepared by an independent and duly qualified PRC valuer appointed by CSI. Such consideration will be funded from the Company's internal resources.

Delivery

The Vessel is expected to be delivered on or before 11 April 2005.

Reason for the acquisition

As there is increase in the demand for container spaces in the Company's domestic trade lanes, the Company intends to deploy the Vessel in such trade lanes in order to further strengthen its shipping capacity and to satisfy such increasing demand. The directors of the Company believe that the Vessel will further strengthen the domestic container marine transportation services capabilities of the Group. Although the Company currently has no plan to purchase additional vessels from the China Shipping Group, it will, from time to time, assess the market operating environment to determine whether additional vessel(s) will be acquired from the China Shipping Group. The Company considers that negotiations with members of the China Shipping Group (e.g. CSI and CSGIT) to be generally more convenient and the purchase price offered by CSI is generally cheaper than that offered by independent third parties for vessels of similar age, type and capacity available in the market.

In light of the above, the directors of the Company (including the independent non-executive directors) believe that the terms of the Sale and Purchase Agreement are fair and reasonable, in the interest of the shareholders of the Company as a whole and no less favourable to the Company than terms available from independent third parties.

2. GENERAL

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

(a) **CSDC**

CSDC is a limited liability company incorporated in the PRC. CSDC is principally engaged in the business of costal, ocean and Yangtze River cargo transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency.

(b) **CSI**

CSI is a limited liability company incorporated in the PRC. CSI is principally engaged in the business of ship repair, ship construction, purchase of second hand ships, ship dismantling and ship leasing.

(c) **CSGIT**

CSGIT is a limited liability company incorporated in the PRC. CSGIT is principally engaged in the business of import, export, trading of goods and technologies and provision of agency services.

(d) **Connected transactions**

China Shipping, being the controlling shareholder of the Company, is a connected person of the Company. CSI and CSGIT, both being members of the China Shipping Group, are therefore also connected persons of the Company.

The Sale and Purchase Agreement constitutes a connected transaction of the Company under the Listing Rules. However, the consideration payable (including the agency fee) for the purchase of the Vessel does not exceed 2.5% of any of the applicable percentage ratios. Under Rule 14A.32 of the Listing Rules, the Sale and Purchase Agreement is therefore exempted from the independent shareholders' approval requirements applicable to connected transactions under the Listing Rules, but is still subject to the relevant disclosure requirements.

The directors of the Company (including the independent non-executive directors) are of the view that the transaction contemplated under the Sale and Purchase Agreement is on normal commercial terms, has been entered into in the ordinary and usual course of the Group's business and is fair and reasonable and in the interests of the Company and its shareholders as a whole.

3. UNUSUAL VOLUME MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of the Company have noted the recent increase in the trading volume of the shares of the Company. Save as disclosed above, the directors of the Company wish to state that they are not aware of any reasons for such increase.

The directors of the Company also confirm that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the board of directors aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

4. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a Chinese state-owned enterprise, which is the controlling shareholder of the Company, holding a 59.87% shareholding interest in the Company
"China Shipping Group"	China Shipping and its subsidiaries (excluding the Group)
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC with limited liability, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"CSDC"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company incorporated with limited liability under the laws of the PRC and a subsidiary of China Shipping
"CSGIT"	China Shipping Group International Trading Company Limited (中海集團國際貿易有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping
"CSI"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC and a member of the China Shipping Group
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 7 April 2005 entered into between the Company, CSI and CSGIT
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet
"Vessel"	the oil tanker manufactured in March 1976, which was modified by CSI in December 2004 into a container vessel M/C Xiang Teng (向騰) with a container capacity of 1270 TEU. Under the relevant PRC notice, after March 2010, the Company will not be permitted to operate the Vessel in the PRC, but can still use it in other countries or sell it to a third party

By order of the board of directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
7 April 2005

The board of directors of the Company as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhong Jianhua, Mr. Wang Daxiong, Mr. Yan Mingyi and Mr. Zhang Guofa, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00 = RMB1.06.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under the English name "China Shipping Container Lines Company Limited".*

B36

THE STANDARD - 8 APR 2005

CHINA SHIPPING 12g3-2(b)
File No. 82-34857



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTICE OF 2004 ANNUAL GENERAL MEETING
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
BOOK CLOSURE

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "AGM") of China Shipping Development Company Limited (the "Company") for the year ended 31 December 2004 will be held at 10:00 a.m. on Monday, 30 May 2005 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China, for the following purposes:

Ordinary Resolutions

1. to consider and approve the 2004 Report of the Board of Directors of the Company;
2. to consider and approve the 2004 Report of the Supervisory Committee of the Company;
3. to consider and approve the 2004 consolidated audited financial statements of the Company and the report of the international auditors for the year ended 31 December 2004;
4. to consider and approve the proposed profit distribution plan of the Company for 2004;
5. to consider and approve the remuneration of the Directors and the Supervisors of the Company for 2005;
6. to consider and approve, the reappointment of Shanghai Zhonghua Huying C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2005, respectively, and the grant of the authorization to the Board of Directors of the Company to determine their remuneration;
7. to consider and approve the establishment of the remuneration committee of the Company comprising Mr. Wang Daxiong, an executive director of the Company, and Mr. Xie Rong and Mr. Hu Honggao, independent non-executive directors of the Company; and the adoption of the implementation rules for the remuneration committee of the Company.

And as special business, to consider and, if thought fit, to pass the following, as a special resolution:

Special Resolution

8. "THAT amendments be made to the Articles of Association of the Company in order to reflect the relevant provisions of the new Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005 (subject to certain transitional arrangements). The details of the proposed amendments are as follows:

(a) Regarding Article 7,

The words "State Administration for Industry and Commerce of China" in the last sentence of the fourth paragraph of Article 7 shall be deleted and replaced by the words "competent administration departments for industry and commerce".

A new paragraph, as set out below, shall be added to the end of Article 7 as the last paragraph:

"Pursuant to the relevant provisions of the new Appendix 14 to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005 (subject to certain transitional arrangements), the Company's Articles of Association was amended and submitted for approval by shareholders at the 2004 Annual General Meeting convened on 30 May 2005. The amended Articles of Association has been passed by the shareholders of the Company at the 2004 Annual General Meeting and has been approved by the authorized department and registered with the competent administration departments for industry and commerce and became effective as from the relevant filing date."

(b) The first paragraph of Article 97 shall be deleted in its entirety and replaced by the following:

"Directors are elected by the shareholders at general meeting, and shall serve a term of three years commencing from the date on which he/she is elected. A director should retire upon the expiration of his/her term, but may serve consecutive terms if re-elected by the shareholders at general meeting. All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment."

(c) New Articles 98 (12) and (13), as set out below, shall be added to Article 98:

"(12) to conduct a review of the effectiveness of the internal control system of the Company and its subsidiaries at least once per year; and

(13) other matters authorised by the shareholders' general meeting and the *Company's Articles of Association.*"

(d) Regarding Article 100,

Article 100 (1) shall be deleted in its entirety and replaced by the following:

"(1) to preside at shareholders' general meetings, to convene and preside at meetings of the Board, and to ensure that all directors are properly briefed on issues arising at meetings of the Board;"

A new Article 100 (5), as set out below, shall be added to Article 100:

"(5) to ensure that each director receives adequate information; and"

The original Article 100 (5) shall be re-numbered as Article 100 (6).

(e) Article 103 (1) shall be deleted in its entirety and replaced by the following:

"(1) Meetings of the Board shall be convened by the chairman of the Board. Meetings of the Board shall be held regularly and at least four times each year at approximately quarterly intervals by giving notice to all the directors at least fourteen days before the meeting date. Where there is an emergency, an extraordinary meeting of the Board may be convened at the suggestion of two or more of the directors or managers of the Company."

(f) The word "ten" in Article 104 (2) shall be deleted and replaced by the word "fourteen".

(g) Article 104 (3) shall be deleted in its entirety and replaced by the following:

"(3) Notice shall be in Chinese. The right to receive notice of meetings of the Board may be waived by any of the directors. An agenda of a meeting of the Board should be sent at least three days before the intended date of the meeting."

(h) The paragraph set out in Article 109 shall be deleted in its entirety and replaced by the following:

"In lieu of a meeting of the Board other than a regular meeting, a written resolution *may be adopted by the Board if such resolution is sent to all members of the Board* and affirmatively signed and adopted by the number of directors necessary to make such a decision as stipulated in Article 98."

(i) The word "and" at the end of Article 121 (3) shall be deleted.

(j) The "." at the end of Article 121(4) shall be deleted and replaced by "; and".

(k) A new Article 121 (5), as set out below, shall be added to Article 121:

"(5) to keep minutes of meetings of the Board and Board committees."

(l) The second paragraph of Article 212 shall be deleted in its entirety and replaced by the following:

"Where a notice is sent by post, the notice shall be deemed to have been given provided that the letter containing the notice was properly addressed and postage prepaid, and service of the notice shall be deemed to have been effected 24 hours after the letter containing such notice has been posted."

Notes:

(A) The H Share register of the Company will be closed from Friday, 29 April 2005 to Monday, 30 May 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on *Thursday, 28 April 2005, are entitled to attend and vote at the Annual General Meeting* after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the Annual General Meeting, share transfer documents should be lodged with the Company's *H share registrar not later than 4:00 p.m. on Thursday, 28 April 2005.*

The address of the share registrar for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and Domestic Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Tuesday, 10 May 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
The People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) *Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is* entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2004.

(D) *The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney* duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of *attorney or other authority on behalf of the appointor, a notarially certified copy of that power of* attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, 46th floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than *24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order* for such documents to be valid.

(F) Each holder of *Domestic Shares is entitled to appoint in writing one or more proxies, whether a* shareholder or not, to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority *must be delivered to the Office of the Secretary to the Board of Directors*, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, which specifies the date of *its issuance. If the legal representative of a legal person share shareholder attends the Annual General* Meeting, such legal representative should produce his/her ID card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the Annual General Meeting, such representative should produce his ID card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

It is proposed that the articles of association of the Company be amended to reflect the provisions of Appendix 14 of the Listing Rules which came into effect on 1 January 2005 (subject to certain transitional arrangements). Such amendments involve conformation with the following:

(1) All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

(2) The directors should at least annually conduct a review of the effectiveness of the system of internal control of the Company and its subsidiaries.

(3) The board should meet regularly and board meetings should be held at least four times a year.

(4) A regular meeting does not include the practice of obtaining board consent through the circulation of written resolutions.

(5) Notice of at least 14 days should be given of a regular board meeting to give all directors an opportunity to attend.

(6) An agenda of a meeting of the Board should be sent at least three days before the intended date of the meeting.

(7) Minutes of board meeting and meetings of board committees should be kept by a duly appointed secretary of the meeting.

The above proposed amendments are subject to the approval of the shareholders of the Company in the Annual General Meeting by way of special resolution.

BOOK CLOSURE

The H Share register of the Company will be closed from Friday, 29 April 2005 to Monday, 30 May 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Thursday, 28 April 2005, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the Annual General Meeting, share transfer documents should be lodged with the Company's *H share registrar* not later than 4:00 p.m. on Thursday, 28 April 2005. The address of the share registrar for the Company's H Shares is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

7 April 2005
Shanghai
The People's Republic of China

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Sun Zhitang, Mr. Wang Daxiong, Mr. Mao Shijia, Mr. Yao Zuozhi and Mr. Wang Kunhe as executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

Friday, April 8, 2005 The Standard

Shipping giant upbeat as freight rates soar

Gladys Tang

China Shipping Development, the country's dominant oil and coal carrier, expects its first-quarter net profit to double as strong demand for energy transportation pushed up freight rates.

China Shipping earned 400 million yuan (HK$377 million) in the first quarter last year, so the forecast implies a net profit of around 800 million yuan in the first three months of this year. Its shares rose 4.3 percent on the news, closing at HK$7.30 on Thursday.

"It's a bit of a surprise to us and we're considering a re-rating on the stock," said Karen Chan, vice president at Credit Suisse First Boston. "Volume gain resulting from new capacity boosted profits in the first quarter."

Strong capacity growth coupled with high freight rates for coal transportation were the key drivers for the unexpected profit growth, analysts said. China Shipping's management earlier told analysts that they expected a 50 percent profit growth during the period.

"With increased shipping capacity delivered into operation and the rise in freight rates, the company has maintained a steady and rapid growth in its oil and coal transportation operations," China Shipping said in a statement to Hong Kong stock exchange.

China Shipping was scheduled to deliver a total of 114,600 tonnes of dry bulk capacity and 110,000 tonnes of tanker capacity in the first quarter which helped meet the rising demand for oil and coal shipment.

The company enjoys a 90 percent market share in oil transportation in China and about 60 percent in coal transportation.

"Increase in coal freight rate serves a major growth driver for the company," said Daiwa Institute of Research associate director Rachel Tsang.

China Shipping Development's revenue from coal transportation jumped 70 percent in the first two months, compared to a 27 percent surge in oil transportation.

Despite concerns over rising oil prices, China Shipping is able to pass the extra cost to its clients because it set up a fuel surcharge mechanism with cargo owners.

Also, the price of the bunker fuel it uses has been more stable than that of